

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2024

Nathan Harte
Chief Financial Officer
Avino Silver & Gold Mines Ltd
570 Granville Street Suite 900
Vancouver, BC
Canada, V6C 3P1

> **Re: Avino Silver & Gold Mines Ltd**
> **Form 40-F for the Fiscal Year Ended December 31, 2023**
> **Filed March 29, 2024**
> **File No. 001-35254**

Dear Nathan Harte:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation